vodafone

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington D.C 20549
USA

02028359

02 APR 15 AM 9:11

SUPPL

10th April 200
Ref: GIR/ L0114.-

Panafon Hellenic Telecommunications Company S.A
Rule 12g3-2(b) File No. 82-4969

Dear Sir Madam,

The enclosed information is being furnished to the Securities and Exchange Commission («the SEC») on behalf of Panafon Hellenic Telecommunications Company S.A («the Company») pursuant to the exemption from the Securities Exchange Act of 1934 («the Act») afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be «filed» with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter not the furnishing of such information and documents shall constitute an admission for any purspose that the company is subject to the ACT.

Sincerely Yours,

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

Dimitris Tsorbatzoglou
Head of Investor Relations

Enclosures:
Translation of the approval of the Ministry of Development regarding the change of the company's legal name from Panafon Hellenic Telecommunications Company S.A to Vodafone-Panafon Hellenic Telecommunications Company S.A, effective from 29 March 2002.

VODAFONE-PANAFON HELLENIC TELECOMMUNICATIONS COMPANY S.A.
44 Kifisias Av., 151 25 Maroussi, Greece

HELLENIC REPUBLIC
MINISTRY OF DEVELOPMENT
GENERAL SECRETARY OF COMMERCE
GEN. OFFICE OF INT. COMMERCE
OFFICE OF SOCIETE ANONYME & CREDIT
SECTION A'

Athens 29-3-2002

REF. NO.: K2-3260

RESOLUTION

Mail Address: Pl. Kaningos
P.O.B.:101-81
Info.: G.FOLDISAKOS
Tel. 3843219
TELEFAX: 3842642

SUBJECT: Approval of the amendment of the Articles of Association of the limited liability company "PANAFON HELENIC TELECOMMUNICATION COMPANY S.A."

THE DEPUTY MINISTER OF DEVELOPMENT

Whereas:

1) The provisions of :
a) Of the articles 37 of Commercial Law and the articles 4 and 7b par.8 of the codified Law 2190/1920 for the Limited Liability companies
b) The P.D. 397/88 "Organisation of the Ministry of Commerce" as amended and currently in force.
c) The P.D. 27/1996 "Merger of the Ministries of Tourism, Industrial Energy and Technology and Commerce with the Ministry of Development".
d) The P.D. 59/1996 "Establishment of the General Secretary Of Commerce in the Ministry of Development and determination of its duties".

2) The under the number B3-311/31-12-2001 decision of the Deputy Minister of Development with subject "Authorisation for the signing of documents-Upon order of the Deputy Minister etc".
3) The under the number 18-2-2002 decision of the shareholders general meeting of the company "PANAFON HELENIC TELECOMMUNICATION COMPANY S.A."

4) The applications of the above company dated 6-3-2002.

RESOLVE

1) We approve the amendment of article 1 of the Articles of Association of the limited liability company under the name "PANAFON HELENIC TELECOMMUNICATION COMPANY S.A." and register number 26089/06/B/92/01 according to 18-2-2002 decision of the Shareholders General Meeting.
2) The present resolution will be registered to the Limited Liability Companies Registered of our service.

ΣΙΛΙΚΗ
ΔΙΚΗΓΟ...
.. ΒΕΝΙΖΕΛΟΥ ...
... 05577980 ...
... 281857 ...

3) The Announcement of the record will be published to the Government Gazette (Bulletin of companies).

THE MANAGER

D.PAPASTEFANATOU

(signature)
(Stamp)

<u>NOTIFICATION</u>

1.PANAFON S.A.
44 Kifissias 151 25 Marousi

Ακριβής μετάφραση από την
ελληνική εις την αγγλική
σύμφωνα με τις διατάξεις
του Κώδικα περί Δικηγόρων
Αθήνα, 4/4/2002

Ο Μεταφράσας Δικηγόρος

ΒΑΣΙΛ... Δ. ΒΛΑΣΤΟΥ
ΔΙΚΗΓΟΡΟΣ L.L.M.
ΣΟΦ. ΒΕΝΙΖΕΛΟΥ 24 - ΗΡΑΚΛΕΙΟ 141 22
ΑΦΜ 05577..93 - ΔΟΥ ΗΡΑΚΛΕΙΟΥ ΑΤΤ.
ΤΗΛ. 2313579 - ΚΙΝ. 097 2072113

Certified to be a true and correct translation of the attached document from Greek into English made by the undersigned pursuant to article 53 of the Greek Lawyers' Code.

Athens

The certifying lawyer

... Δ. ΒΛΑΣΤΟΥ
ΔΙΚΗΓΟΡΟΣ L.L.M.
ΣΟΦ. ΒΕΝΙΖΕΛΟΥ 24 - ΗΡΑΚΛΕΙΟ 141 22
ΑΦΜ 05577..93 - ΔΟΥ ΗΡΑΚΛΕΙΟΥ ΑΤΤ.
ΤΗΛ. 2313579 - ΚΙΝ. 097 2072113

HELLENIC REPUBLIC
MINISTRY OF DEVELOPMENT
GENERAL SECRETARY OF COMMERCE
GEN. OFFICE OF INT. COMMERCE
OFFICE OF SOCIETE ANONYME & CREDIT
SECTION A'

Mail Address: Pl. Kaningos
P.O.B.:101-81
Info.: G.FOLDISAKOS
Tel. 3843219
TELEFAX: 3842642

Athens 29-3-2002

REF. NO.: K2-3260(DIS)

RESOLUTION

TO: National Press
34, Kapodistriou
104-32 Athens

Attached: a) Invoice no. 7531941/02
b)TAPET no. 039944/02
Not: PANAFON S.A.
44, Kifissias Ave.
151 25 Marousi

ANNOUNCEMENT

Registration to Limited Liability Companies Register of details of the company under the name "PANAFON HELENIC TELECOMMUNICATION COMPANY S.A.".

On 29-3-2002 was recorded to the Limited liability Companies Register of our Service, our decision under the number K2-3260/29-3-2002, by which is approved the amendment of article 1 of the Articles of Association of the company "PANAFON HELENIC TELECOMMUNICATION COMPANY S.A.", and with registered number 26089/06/B/92/01 according with the decision dated 18-2-2002 of the General Shareholders Meeting.

The same date recorded to the Limited liability Companies Register the new draft of the Articles of Association with its amendments enclosed.

The approved amendment is as follows:

Article 1

A limited liability company is incorporated under the name "VODAFONE-PANAFON HELLENIC TELECOMMUNICATIONS COMPANY S.A." and with distinctive title "VODAFONE-PANAFON". For the transactions of the company with foreign entities will be rendered in true and faithful translation in the foreign language or in Latin characters.

THE MANAGER

D.PAPASTEFANATOU

(signature)
(Stamp)

Ακριβής μετάφραση από την ελληνική εις την αγγλική σύμφωνα με τις διατάξεις του Κώδικα περί Δικηγόρων
Αθήνα, 4/4/2002

Ο Μεταφράσας Δικηγόρος

ΒΑΣΙΛΙΚΗ Δ. ΒΛΑΣΤΟΥ
ΔΙΚΗΓΟΡΟΣ L.L.M.
ΣΟΦ. ΒΕΝΙΖΕΛΟΥ 24 - ΗΡΑΚΛΕΙΟ 141 22
ΑΦΜ 055772803 - ΔΟΥ ΗΡΑΚΛΕΙΟΥ ΑΤΤ.

Certified to be a true and correct translation of the attached document from Greek into English made by the undersigned pursuant to article 53 of the Greek Lawyers' Code.

Athens

The certifying lawyer

ΒΑΣΙΛΙΚΗ Δ. ΒΛΑΣΤΟΥ
ΔΙΚΗΓΟΡΟΣ L.L.M.
ΣΟΦ. ΒΕΝΙΖΕΛΟΥ 24 - ΗΡΑΚΛΕΙΟ 141 22

ΕΛΛΗΝΙΚΗ ΔΗΜΟΚΡΑΤΙΑ
ΥΠΟΥΡΓΕΙΟ ΑΝΑΠΤΥΞΗΣ

ΓΕΝΙΚΗ ΓΡΑΜΜΑΤΕΙΑ ΕΜΠΟΡΙΟΥ
ΓΕΝΙΚΗ Δ/ΝΣΗ ΕΣΩΤ. ΕΜΠΟΡΙΟΥ
ΔΙΕΥΘΥΝΣΗ ΑΕ & ΠΙΣΤΕΩΣ
ΤΜΗΜΑ Α'

Ταχ. Δ/νση : Πλ. Κάνιγγος
Ταχ. Κώδικας : 101 81
Πληροφορίες : Γ. ΦΙΛΔΙΣΑΚΟΣ
Τηλέφωνο : 3843219
TELEFAX : 3842642

Αθήνα 29 - 3 - 2002

Αριθμ. Πρωτ. : Κ2 – 3260(δις)

ΠΡΟΣ : ΤΟ ΕΘΝΙΚΟ ΤΥΠΟΓΡΑΦΕΙΟ
Καποδιστρίου 34
104-32 ΑΘΗΝΑ

Συνημμένα: α) Διπλότ. Νο 7531941/02
β) ΤΑΠΕΤ Νο 039944/02

ΚΟΙΝ :- ΠΑΝΑΦΟΝ Α.Ε.
Λ. ΚΗΦΙΣΙΑΣ 44
151 25 ΜΑΡΟΥΣΙ

- ΜΗΤΡΩΟ ΑΕ

ΑΝΑΚΟΙΝΩΣΗ

Καταχώρισης στο Μητρώο Ανωνύμων Εταιρειών στοιχείων της ανώνυμης εταιρείας με την επωνυμία "ΠΑΝΑΦΟΝ ΑΝΩΝΥΜΗ ΕΛΛΗΝΙΚΗ ΕΤΑΙΡΕΙΑ ΤΗΛΕΠΙΚΟΙΝΩΝΙΩΝ"

Την 29 - 3 - 2002 καταχωρήθηκε στο Μητρώο Ανωνύμων Εταιρειών της Υπηρεσίας μας η με αριθμό Κ2 - 3260/29 - 3 - 2002 απόφασή μας, με την οποία εγκρίθηκε η τροποποίηση του άρθρου 1 του καταστατικού της ανώνυμης εταιρείας με την επωνυμία "ΠΑΝΑΦΟΝ ΑΝΩΝΥΜΗ ΕΛΛΗΝΙΚΗ ΕΤΑΙΡΕΙΑ ΤΗΛΕΠΙΚΟΙΝΩΝΙΩΝ" και αριθμό μητρώου 26089/06/Β/92/01 σύμφωνα με την από 18-2-2002 απόφαση της Γενικής Συνέλευσης των μετόχων της.

Την ίδια ημερομηνία καταχωρήθηκε στο μητρώο Α.Ε. και ολόκληρο το νέο κείμενο του καταστατικού μαζί με τις τροποποιήσεις του.

Η τροποποίηση που εγκρίθηκε έχει ως εξής :

Άρθρο 1

Συνίσταται Ανώνυμη Εταιρία με την επωνυμία «VODAFONE-ΠΑΝΑΦΟΝ ΑΝΩΝΥΜΗ ΕΛΛΗΝΙΚΗ ΕΤΑΙΡΕΙΑ ΤΗΛΕΠΙΚΟΙΝΩΝΙΩΝ» και με το διακριτικό τίτλο «VODAFONE-PANAFON».

/

Για τις συναλλαγές της Εταιρίας με πρόσωπα της αλλοδαπής, η εταιρική επωνυμία θα αποδίδεται σε πιστή μετάφραση στην ξένη γλώσσα ή με λατινικά ψηφία.

Η ΔΙΕΥΘΥΝΤΡΙΑ

Δ. ΠΑΠΑΣΤΕΦΑΝΑΤΟΥ

Ακριβές φωτοτυπικό αντίγραφο εκ του εις χείρας μου πρωτοτύπου

Αθήνα, 4/4/2002

ο επικυρών δικηγόρος

ΒΑΣΙΛΙΚΗ Δ. ΒΛΑΣΤΟΥ
ΔΙΚΗΓΟΡΟΣ L.L.M.
ΣΟΦ. ΒΕΝΙΖΕΛΟΥ 24 - ΗΡΑΚΛΕΙΟ 141 22
ΑΦΜ 055773803 - ΔΟΥ ΗΡΑΚΛΕΙΟΥ ΑΤΤ.
ΤΗΛ. 2818579 - ΚΙΝ. 097 2072113

True and certified copy from the original document that remains in my posession

Athens,

The certifying Attorney at Low

ΒΑΣΙΛΙΚΗ Δ. ΒΛΑΣΤΟΥ
ΔΙΚΗΓΟΡΟΣ L.L.M.
ΣΟΦ. ΒΕΝΙΖΕΛΟΥ 24 - ΗΡΑΚΛΕΙΟ 141 22
ΑΦΜ 055773803 - ΔΟΥ ΗΡΑΚΛΕΙΟΥ ΑΤΤ.
ΤΗΛ. 2818579 - ΚΙΝ. 097 2072113

Βασιλική Βλάστου
21795
9-4-2002
Συλλόγου Αθηνών

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